Filed by FS KKR Capital Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

Commission File No. 814-00926

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2020

FS KKR Capital Corp.

(Exact name of registrant as specified in its charter)

Maryland	814-00757	26-1630040
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Rouse Boulevard Philadelphia, Pennsylvania	19112
(Address of principal executive offices)	(Zip Code)

(215) 495-1150

(Registrant’s telephone number, including area code)

None

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	FSK	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On November 23, 2020, FS KKR Capital Corp., a Maryland corporation (“FSK”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FS KKR Capital Corp. II, a Maryland corporation (“FSKR,” and together with FSK, the “Funds”), Rocky Merger Sub, Inc., a Maryland corporation and wholly-owned subsidiary of FSK (“Merger Sub”), and FS/KKR Advisor, LLC, a Delaware limited liability company and investment adviser to each of the Funds (“FS/KKR Advisor”).

The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into FSKR, with FSKR continuing as the surviving company and as a wholly-owned subsidiary of FSK (the “First Merger”), and, immediately thereafter, FSKR will merge with and into FSK, with FSK continuing as the surviving company (together with the First Merger, the “Merger”). The board of directors of each Fund has approved the Merger, with the participation throughout by, and the unanimous support of, its respective independent directors. The parties to the Merger Agreement intend the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

In the Merger, each share of FSKR common stock issued and outstanding immediately prior to the effective time of the First Merger will be converted into a number of shares of FSK common stock equal to an exchange ratio to be determined in connection with the closing of the Merger (the “Exchange Ratio”). The Exchange Ratio will equal the net asset value per share of FSKR common stock, respectively (determined no earlier than 48 hours (excluding Sundays and holidays) prior to the closing date of the Merger), divided by the net asset value per share of FSK common stock (determined, in each case, no earlier than 48 hours (excluding Sundays and holidays) prior to the closing date of the Merger). Holders of FSKR common stock may receive fractional shares or cash in lieu of fractional shares, at the election of FSK.

The Merger Agreement contains representations, warranties and covenants, including, among others, covenants relating to the operation of each of the Funds and FS/KKR Advisor’s businesses during the period prior to the closing of the Merger. The Funds have agreed to convene and hold meetings of their respective stockholders for the purpose of obtaining the required approvals of the Funds’ stockholders, respectively, and have agreed to recommend that their stockholders approve their respective proposals.

The Merger Agreement provides that the board of directors of each Fund may not solicit proposals relating to alternative transactions, or, subject to certain exceptions, enter into discussions or negotiations or provide information in connection with any proposal for an alternative transaction. However, each of the Funds may, subject to certain conditions, change its recommendation to their respective stockholders, terminate the Merger Agreement and enter into an agreement with respect to a superior alternative proposal if the board of directors of such Fund determines in its reasonable good faith judgment, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to breach its standard of conduct under applicable law (taking into account any changes to the Merger Agreement proposed by the other Fund).

Consummation of the Merger, which is currently anticipated to occur during the second or third quarter of 2021, is subject to certain closing conditions, including (1) requisite approvals of the Funds’ stockholders, (2) the absence of certain legal impediments to the consummation of the Merger, (3) effectiveness of the registration statement on Form N-14, which will include a joint proxy statement of the Funds and a prospectus of FSK (the “Proxy Statement”), (4) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Merger Agreement and (5) required regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended).

The Merger Agreement also contains certain termination rights in favor of each Fund including if the Merger is not completed on or before November 23, 2021 or if the requisite approvals of the applicable Fund’s stockholders are not obtained. The Merger Agreement also provides that, upon the termination of the Merger Agreement under certain circumstances, a third party may be required to pay FSKR a termination fee of approximately $90.8 million, or a third party may be required to pay FSK a termination fee of approximately $126.2 million.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated into this Current Report on Form 8-K by reference. The representations and warranties and covenants set forth in the Merger Agreement have been made only for purposes of such agreement and were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including qualified by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the parties to the Merger Agreement or their respective businesses.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On November 19, 2020, the board of directors of FSK (the “Board”) approved an amendment and restatement of the Second Amended and Restated Bylaws of FSK (the “Bylaws”). The Bylaws, as amended and restated, became effective immediately upon their approval by the Board. The Bylaws, as amended and restated, provide that unless FSK consents in writing to the selection of a different forum, to the fullest extent permitted by law, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933 (as amended, the “Securities Act”).

The foregoing description of the amendment to the Bylaws, as set forth in this Item 5.03, is a summary only and is qualified in all respects by the provisions of the Third Amended and Restated Bylaws, a copy of which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On November 24, 2020, FS/KKR Advisor issued a press release announcing the Merger Agreement. The press release is furnished herewith as Exhibit 99.1.

The information in Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01.	Other Events.

On November 19, 2020, the Board authorized a stock repurchase program, which is expected to go into effect after consummation of the Merger. Under the program, FSK may repurchase up to $100 million in the aggregate of its outstanding common stock in the open market at prices below the current net asset value per share. The timing, manner, price and amount of any share repurchases will be determined by FSK, in its discretion, based upon the evaluation of economic and market conditions, the Company’s stock price, applicable legal and regulatory requirements and other factors. The program is expected to be in effect for one year from the effective date, unless extended or until the aggregate repurchase amount that has been approved by the Board has been expended. The program does not require the Company to repurchase any specific number of shares and the Company cannot assure stockholders that any shares will be repurchased under the program. The program may be suspended, extended, modified or discontinued at any time.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Funds. Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the Proxy Statement, failure to consummate the business combination transaction involving the Funds, the price at which shares of FSK’s and FSKR’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the U.S. Securities and Exchange Commission (the “SEC”) and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT NUMBER	DESCRIPTION

2.1*	Agreement and Plan of Merger, dated as of November 23, 2020, by and among FS KKR Capital Corp., FS KKR Capital Corp. II, Rocky Merger Sub, Inc. and FS/KKR Advisor, LLC.

3.1	Third Amended and Restated Bylaws of FS KKR Capital Corp.

99.1	Press Release, dated November 24, 2020 (furnished herewith)

*

Exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FS KKR Capital Corp.

Date: November 24, 2020	By:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
General Counsel and Secretary